November 18, 2022

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Liz Packebusch Laura Nicholson John Hodgin Sandra Wall Steve Lo Craig Arakawa

Re:	Trio Petroleum Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed October 28, 2022 File No. 333-267380

Dear Ms. Packebusch:

This letter responds to the correspondence from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 18, 2022 (the “Comment Letter”) providing comments on the above-referenced Amendment No. 1 to Registration Statement on Form S-1, publicly filed on October 28, 2022 (the “S-1”) by Trio Petroleum Corp., a Delaware corporation (the “Company”).

The Company today filed via EDGAR its Pre-Effective Amendment No. 2 to its Registration Statement on Form S-1 (“Amendment No. 2”). The remainder of this letter responds to the Staff’s comments on the S-1, which are set forth below along with our responses on behalf of the Company. We trust you shall deem the contents of this transmittal letter responsive to your comment letter. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 2, submitted on the date hereof, where the revised language addressing a particular comment appears.

Amendment No. 1 to Registration Statement on Form S-1

Business Overview, page 1

1.	We note your disclosure that the registrant was formed to acquire Trio Petroleum LLC’s approximate 82.5% working interest in the South Salinas Project. Please revise to also disclose the net revenue interest acquired by the registrant, and disclose any interest that Trio Petroleum LLC retained in the South Salinas Project.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 6, 42 and 45 of Amendment No. 2 to disclose their net revenue interest in the South Salinas Project, as well as to disclose the working interest retained by Trio Petroleum LLC in the South Salinas Project.

Market Opportunity, page 4

2.	We note your disclosure that the South Salinas Project offers an opportunity to profitably help supply California’s demanding oil and gas needs in a carefully-regulated, environmentally-responsible project that will have minimal surface footprint. Please revise to clarify what “environmentally-responsible project” means in this context.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 4 of Amendment No. 2 to remove the phrase “environmentally-responsible” from its description of South Salinas Project.

Trio LLC’s Management Team as Experienced California Operator, page 4

3.	We note that the Purchase and Sale Agreement with Trio Petroleum LLC filed as Exhibit 10.5 refers to a joint operating agreement for the South Salinas Area, and provides that Trio Petroleum Corp. agrees to use commercially reasonable efforts to support Trio Petroleum LLC’s continuance as operator and to maintain the joint operating agreement in full force and effect. Please revise to disclose all material terms of the joint operating agreement. In addition, file the joint operating agreement as an exhibit or tell us why you believe that such agreement is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 4 of Amendment No. 2 to disclose the material terms of the joint operating agreement, and also has filed the agreement as Exhibit 10.27 to the registration statement.

South Salinas Project Oil Rights, page 6

4.	We note your disclosure that you have the opportunity to acquire a portion of the remaining 17.5% interest in the South Salinas Project. Please revise to clarify the nature of this opportunity and whether there are any written agreements with respect to such opportunity.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 6, 44 and 45 of Amendment No. 2 to remove the disclosures that it has an opportunity to acquire a portion of the remaining 17.5% interest in the South Salinas Project. The Company hereby advises the Staff that there are no written agreements in place to acquire additional percentages of working interest in the South Salinas Project.

Risk Factors

A substantial portion of our total issued and outstanding shares may be sold into the market at any time, page 25

5.	We note your response to prior comment 4. Please also revise your risk factor to disclose the number of shares of common stock that will be subject to registration rights.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 25 of Amendment No. 2 to give the formula for calculating the number of shares subject to registration rights under the GPL Financing and the September 2022 Financing. The Company hereby advises the Staff that it cannot yet calculate the exact number of shares that are to be registered pursuant to the GPL Financing and the September 2022 Financing so it is providing the formula to calculate the number of shares to be registered in lieu of this.

Use of Proceeds, page 29

6.	We note your disclosure that you intend to use approximately $440,000 of the proceeds from this offering to repay the OID Notes. Please describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 29 of Amendment No. 2 to clarify that the proceeds of the OID Notes are being used exclusively to fund working capital of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

7.	We note your response to prior comment 5. However, we could not locate the disclosure in this section stating that the Notes are currently in default, and that the consequence of this default is that 4,500,000 shares of the Company’s common stock were delivered to the GPL Ventures, LLC investors. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 36 of Amendment No. 2 to disclose that the GPL Notes are currently in default, and that the consequence of this default is that 4,500,000 shares of the Company’s common stock were delivered to the GPL Ventures, LLC investors.

8.	We note your disclosure regarding the shares of common stock issuable in connection with the securities purchase agreement with GPL Ventures, LLC, including upon conversion of the January 2022 Notes, exercise of the warrants, and issuance of the commitment shares. We also note your disclosure regarding the shares underlying the pre-funded warrants issued in connection with the securities purchase agreement entered into during September 2022. Please update your risk factor disclosure regarding dilution to reflect such issuances. In addition, please update your disclosure in your Prospectus Summary under “The Offering” on page 10 regarding common stock to be outstanding after this offering to clarify the extent to which such information reflects the issuance of such shares.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 27 of Amendment No. 2 to include language in its dilution risk factor about how the issuance of the aforementioned securities may contribute to the dilution of an investor’s investment in the Company. In addition, the Company has revised its disclosure on page 10 of Amendment No. 2 to clarify that the share information presented assumes no exercise of the GPL Warrants and Pre-Funded Warrants, and also excludes the issuance of the Commitment Shares. The Company hereby advises the Staff that the 4,500,000 shares issued pursuant to the Securities Purchase Agreement with GPL Ventures LLC is included in the share information presented in Amendment No. 2. The Company has revised its disclosure on page 36 of Amendment No. 2 to reflect this.

Business

Evaluation of Reserves and Net Revenue, page 46

9.	We have reviewed your response to prior comment 11 and note your reasonable expectation of adequate funding is contingent upon an analysis of future expected cash flows from Probable P2 and Possible P3 reserves which appear to be presented on an unrisked basis. Please revise your cash flow analysis to incorporate risk factors appropriate to Probable P2 and Possible P3 reserves. Alternatively, remove your quantitative analysis and explain that your expectation, if true, is based upon future project operating revenues, net proceeds from this offering, and additional capital raises, if necessary. Also expand the Glossary of Terms in Exhibits 99.1 and 99.2 to include the PRMS definition for a reasonable expectation.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 51 of Amendment No. 2 to clarify that its reasonable expectation of adequate funding is based on anticipated proceeds from this offering, anticipated operating revenues, and net proceeds from additional capital raises, if necessary. In addition, the Company has removed its quantitative analysis with respect to its disclosure on its reasonable expectation of adequate funding on page 51 of Amendment No. 2. Finally, the Company has refiled Exhibits 99.1 and 99.2 to expand the Glossary of Terms to include the PRMS definition for a reasonable expectation.

Disclosure of Reserve Volumes and Reserve Values as of the End of October 31, 2021, page 47

10.	We have reviewed your response to prior comment 12 and reissue our comment in part regarding revisions to Table 1 identifying the probable and possible reserves associated with the development phases as undeveloped to comply with the disclosure requirements in Items 1202(a)(1) and 1202(a)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised Table 1 on page 49 of Amendment No. 2.

11.	We note your disclosure on page 48 of Amendment No. 1 describes the reserve volumes using the “P2 Probable” and “Incremental Possible P3” reserve categories; however, Table 1 on page 49 does not present the reserve volumes using these same reserve categories.

Based on PRMS definitions, Probable P2 reserves are an incremental category of estimated recoverable quantities represented by the difference between the P90 and P50 reserve estimates. Since you disclose there are no Proved (P90) reserves, it appears the Probable reserves presented as Probable (P50) in Table 1 should be categorized as “Probable (P2)” reserves which correlates to and is consistent with your disclosure of incremental Possible (P3) reserves. Since Probable (P2) and Possible (P3) reserves are by definition the incremental recoverable quantities, please revise your disclosures to use terminology consistent with the PRMS and the definitions provided in your Glossary of Terms Used, e.g. Probable (P2) and Possible (P3) reserves. This includes revisions to the reserve categories in Table 1 to appropriately identify the reserve volumes as “Probable (P2) Undeveloped” and “Possible (P3) Undeveloped.”

This comment also applies to similar references throughout your filing and to the summary table included on page 2 of the third party reserve reports filed as Exhibits 99.1 and 99.2.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 2 to use the aforementioned terminology consistent with the PRMS and the definitions provided in its Glossary of Terms Used. In addition, the Company has revised Exhibits 99.1 and 99.2 to reflect these changes.

12.	We note the discussion on page 47 does not clearly relate the reserves estimation methodology based on probabilistic methods to the resulting Probable P2 and Possible P3 reserves volumes. Please expand your discussion of Probable and Possible reserves as needed. For example, explain that Probable reserves are represented by the difference between the P90 and P50 estimates and since there are no Proved or P90 volumes, the Probable reserves disclosed herein are incremental volumes and presented as Probable (P2) reserves.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on page 47 of Amendment No 2. to explain that Probable reserves are represented by the difference between the P90 and P50 estimates and since there are no Proved or P90 volumes, the Probable reserves disclosed are incremental volumes and presented as Probable (P2) reserves.

Executive and Director Compensation, page 58

13.	Please provide the disclosure required by Item 402 of Regulation S-K for your fiscal year ended October 31, 2022.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 58 of Amendment No. 2 to provide the disclosure required by Item 402 of Regulation S-K for its fiscal year ended October 31, 2022.

Exhibits

14.	Please file as exhibits the September 2022 securities purchase agreement, the related debt instruments, and the pre-funded warrants, or tell us why you do not believe they are required to be filed. Refer to Item 601(b)(10) of Regulation S-K. In addition, please file the January 2022 Notes issued pursuant to the securities purchase agreement with GPL Ventures.

Response: In response to the Staff’s comment, the Company has filed as exhibits to Amendment No. 2 the September 2022 Securities Purchase Agreement, OID Note, Pre-Funded Warrant and Registration Rights Agreement. In addition, the Company has filed the January 2022 Note as an exhibit to Amendment No. 2.

15.	We have reviewed your response to prior comment 19 and note the third party reserve report filed as Exhibit 99.2 does not state the purpose for which the report was prepared as required by Item 1202(a)(8)(i) of Regulation S-K. Please obtain and file a revised third party reserve report.

Response: In response to the Staff’s comment, the Company has re-filed Exhibit 99.2 to include the purpose for which the report was prepared.

16.	We have reviewed your response to prior comment 20 and note the glossary of terms included with the third party reserve reports filed as Exhibits 99.1 and 99.2 contain Petroleum Resources Management System (PRMS) definitions for probable reserves and possible reserves which appear to be incomplete. For example, your definitions for Probable P2 and Possible P3 Reserves do not clarify these reserves represent “an incremental category of estimated recoverable quantities associated with a defined degree of uncertainy.” Please obtain and file revised third party reserve reports which contain definitions for probable and possible reserves consistent with the disclosure of incremental Probable P2 and incremental Possible P3 reserves in the reserve reports and in the Registration Statement on Form S-1.

Response: In response to the Staff’s comment, the Company has re-filed Exhibits 99.1 and 99.2 which contain definitions for probable and possible reserves consistent with the disclosure of incremental Probable P2 and incremental Possible P3 reserves in the reserve reports and in the Registration Statement on Form S-1.

Please contact me at +1 212 547 5476 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form S-1.

Sincerely,

/s/ Robert Cohen

cc: Frank C. Ingriselli, Chief Executive Officer